## Contact

www.linkedin.com/in/william-david-
tobin-8b6a742 (LinkedIn)
www.missioncap.com (Company)

# William "David" Tobin

Senior Managing Director & Founder - Mission Capital Advisors
Founder - Board Member - EquityMultiple
New York, New York, United States

## Experience

### Syracuse University
Dean's Advisory Board Member - College of Arts and Sciences
November 2021 - Present (1 year)
Syracuse, New York, United States

### Mission Capital Advisors
20 years

Senior Managing Director
November 2020 - Present (2 years)
New York, New York, United States

Principal
2002 - November 2020 (18 years)

### EQUITYMULTIPLE
Founder - Board Member - Investor
October 2015 - Present (7 years 1 month)
New York, NY

### Supergoop!
Seed Round Investor
May 2013 - Present (9 years 6 months)

### Dime Savings Bank
Asset Manager
September 1992 - September 1994 (2 years 1 month)
Uniondale, New York, United States

Asset manager in the Asset Resolution Department of Dime Bancorp (under
OTS supervision) where he played an integral role in the liquidation of the
$1.2 billion non-performing single-family loan and REO portfolio. The Dime
disposition program included a multi-year asset-by-asset sellout culminating
in a $300 million bulk offering to many of the major portfolio investors in the
whole loan investment arena.

## Education

**NYU Stern School of Business**

MBA Candidate, Banking & Finance · (1996 - 2000)

**Syracuse University**

BA English Literature · (1987 - 1991)